UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A
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Date of Report: April 23, 2021

Belpointe REIT, Inc
(Exact name of issuer as specified in its charter)

Maryland	83-1314648
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

255 Glenville Road Greenwich, Connecticut 06831
(Full mailing address of principal executive offices)

(203) 622-6000
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Common Stock, $0.01 par value

Item 1. Fundamental Changes

References to “we,” “us,” “our” or the “Company” refer to Belpointe REIT, Inc. and its subsidiaries, taken together, unless context otherwise requires.

Agreement and Plan of Merger Agreement

On April 21, 2021, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Belpointe PREP, LLC, a Delaware limited liability company (“Belpointe PREP”) and affiliate of our sponsor, Belpointe, LLC (our “Sponsor”), and BREIT Merger, LLC, a Delaware limited liability company (“BREIT Merger”) and wholly owned subsidiary of Belpointe PREP. The purpose of the transaction is for Belpointe PREP to acquire control of, and ultimately, the entire equity interest in, the Company while at the same time preserving the status of our investments as qualified opportunity zone investments and enabling our stockholders to make a new deferral election with respect to their receipt of Belpointe PREP’s Class A Units (as hereinafter defined).

Exchange Offer

Pursuant to the terms of the Merger Agreement, Belpointe PREP, through BREIT Merger, is offering to exchange (the “Offer”) for each outstanding share of our common stock, par value $0.01 per share (the “Common stock”), validly tendered in the Offer 1.05 Class A units representing limited liability company interests of Belpointe PREP (the “Class A Units”), with any fractional Class A Units rounded up to the nearest whole unit.

The Offer is scheduled to commence on April 28, 2021 and expire, unless otherwise extended or terminated pursuant to the terms of the Merger Agreement, at 11:59 P.M., New York City time, on May 27, 2021.

Belpointe PREP has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) registering the Class A Units to be offered and sold pursuant to the Offer and Merger. Belpointe PREP has also applied to have its Class A Units listed on the NYSE American (“NYSE”) under the symbol “OZ.”

Belpointe PREP’s obligation to accept shares of Common Stock validly tendered in the Offer is conditioned upon, among other things, (i) a sufficient number of shares being tendered such that the Common Stock tendered would, upon consummation of the Offer, represent at least a majority of the aggregate voting power of the shares of Common Stock outstanding, (ii) the SEC declaring the Registration Statement effective, (iii) the listing of the Class A Units on the NYSE, and (iv) our termination of our current offering under Regulation A.

QOZB Sale

Promptly after consummation of the Offer, as a condition to Belpointe PREP’s obligation to effect the Merger (as hereinafter defined), we will sell BPOZ 1991 Main, LLC, a Delaware limited liability company (“BPOZ 1991 Main”) and our indirect majority owned subsidiary, to Belpointe Investment Holdings, LLC, a Delaware limited liability company and affiliate of our Sponsor (the “QOZB sale”). The purpose of the QOZB sale is to preserve the status of BPOZ 1991 Main as qualified opportunity zone property. The terms of the QOZB sale will be no less favorable to us than would be obtained in a comparable arms-length transaction with an independent third party.

Conversion

Promptly after consummation of the Offer and QOZB sale, as an additional condition to Belpointe PREP’s obligation to effect the Merger, we will convert (the “Conversion”) from a Maryland corporation into a Maryland limited liability company (as converted “BREIT LLC”). In the Conversion, each outstanding share of Common Stock that was not acquired in the Offer will be converted into limited liability company interests of BREIT LLC (the “BREIT LLC Units”). The purpose of the Conversion is to trigger an inclusion event so as to enable the holders of BREIT LLC Units to make a new deferral election with respect to the Class A Units they will receive in the Merger.

Merger

Promptly after consummation of the Conversion, BREIT LLC will merge with and into BREIT Merger (the “Merger”), with BREIT Merger surviving. In the Merger each BREIT LLC Unit will convert into the right to receive 1.05 Class A Units of Belpointe PREP. Upon the consummation of the Merger, the BREIT LLC business will be held in BREIT Merger, a wholly owned subsidiary of Belpointe PREP, and the former holders BREIT LLC Units will no longer have any direct ownership interest in the surviving company.

Recommendation of our Board of Directors

Our board of directors unanimously determined that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer, Conversion, Merger and issuance of Belpointe PREP Class A Units in connection therewith, are fair to, and in the best interests of, the Company and our stockholders, and has also recommends that our stockholders accept the Offer and tender their shares of Common Stock to BREIT Merger pursuant to the Offer.

The foregoing summary of the terms and conditions of the Merger Agreement does not purport to be complete and is qualified in its entirety by the Merger Agreement and exhibits thereto, which are included as Exhibit 6.1 to this Form 1-U, and which are incorporated herein by reference.

Forward-Looking Statements

This current report on Form 1-U contains forward-looking statements about our business, operations and financial performance, including, in particular, statements about our plans, strategies and objectives. Our use of words like “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will” and similar expressions or statements regarding future periods or events are intended to identify forward-looking statements. These statements are based on current expectations which involve numerous risks, uncertainties and assumptions. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that these statements will themselves prove accurate and our actual results, performance and achievements may materially differ from those expressed or implied by these statements as a result of numerous factors, including, without limitation, those discussed under the “Risk Factors” heading in our offering circular dated March 26, 2021, a copy of which may be accessed here. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our plans, strategies and objectives, which we consider to be reasonable, will be achieved.

Exhibit No.	Description
6.1	Agreement and Plan of Merger, dated April 21, 2021, by and among Belpointe PREP, LLC, BREIT Merger, LLC and Belpointe REIT, Inc.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Greenwich Connecticut on April 23, 2021.

Belpointe REIT, Inc.

By:	/s/ Brandon E. Lacoff
Brandon E. Lacoff
Chairman of the Board and Chief Executive Officer